Mail Stop 3561

July 17, 2006

Mr. Edward G. Lampman, Chief Executive Officer
Bison Instruments Inc.
7725 Vasserman Trail
Chanhassen, MN 55317

> **Re: Bison Instruments Inc.**
> **Form 10-KSB for Fiscal Year Ended October 31, 2005**
> **Forms 10-QSB for Fiscal Quarters Ended**
> **January 31, 2006 and April 30, 2006**
> **File No. 0-27297**

Dear Mr. Lampman:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Year Ended October 31, 2005

Item 8A – Controls and Procedures

1. We note your Chief Executive and Financial Officers' evaluation of the effectiveness of your disclosure controls and procedures "[a]s of a date within 90 days of the date of this report." Please note that Item 307 of Regulation S-B requires an evaluation of effectiveness "as of the end of the period" covered by the report. Please revise your disclosure accordingly.

2. We note your certifying officers concluded your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports you file or submit under the Exchange Act of 1934 is "recorded, processed, summarized and reported within the time period specified by the Securities and Exchange Commission's rules and forms." Revise to clarify, if true, that your certifying officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

3. Please revise to provide the disclosures regarding changes in internal control over financial reporting as required by Item 308(c) of Regulation S-B.

Exhibit 31

4. The SEC rules under Section 302 of the Sarbanes-Oxley Act require that the language of the 302 certification not be altered. Item 601(b)(31) of Regulation S-B states that the certification must be provided exactly as stated therein. We note multiple differences between the language of your certification and the language that is required. Please revise your certification accordingly.

Forms 10-QSB for Fiscal Quarters Ended January 31 and April 30, 2006

Item 3. Controls and Procedures

5. Please revise to provide the information required by Items 307 and 308(c) of Regulation S-B.

As appropriate, please amend your filing and respond to these comments no later than August 8, 2006 or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Raquel Howard at (202) 551-3291 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth
Companies